FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: March 16, 2009

Exhibit 99.1
China Nepstar Chain Drugstore Announces Dividend
SHENZHEN, China — March 16, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that the Board of Directors has declared a cash dividend of US$0.35 per American Depositary Share (ADS), or approximately RMB250 million, which amounts to the sum of the Company’s undistributed net income in 2007 and the entire net income in 2008. The cash dividend is payable on or around May 18th, 2009, to shareholders of record as of the close of business on April 16, 2009. This dividend is China Nepstar’s second cash dividend to shareholders after its initial dividend of US$0.12 per ADS on May 12, 2008.
Mr. Ian Wade, Co-Chief Executive Officer of China Nepstar, commented, “Our continued dividend payment is in line with our desire to balance the cash required in the business with that of enhancing returns to our shareholders. We have carefully reviewed our current financial position and our expected cash flows, and are confident that the Company has sufficient resources on hand to cover our operational requirements and acquisition needs in the short to medium term.”
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2008, the Company had 2,709 stores across 76 cities (including 355 stores of Yunnan subsidiary, which ceased to be the Company’s subsidiary in January 2009), one headquarters distribution center and 11 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
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